UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 23, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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1Q13 Results

LTM EBITDA totaled R$2.440 billion with margin at 38%, driving leverage down to 3.1x in 1Q13.

Key Figures	Unit	1Q13	4Q12	1Q12	1Q13 vs 4Q12	1Q13 vs 1Q12	Last 12 months (LTM)
Pulp Production	000 t	1,263	1,370	1,332	-8%	-5%	5,231
Pulp Sales	000 t	1,186	1,510	1,313	-21%	-10%	5,230

Net Revenues	R$ million	1,449	1,853	1,274	-22%	14%	6,350
Adjusted EBITDA(1)	R$ million	565	753	377	-25%	50%	2,440
EBITDA margin	%	39%	41%	30%	-2 p.p.	9 p.p.	38%
Net Financial Result(2)	R$ million	(66)	(260)	192	—	—	(1,954)
Net Income (Loss)	R$ million	24	48	(10)	-51%	—	(664)

Free Cash Flow(3)	R$ million	167	399	221	-58%	-24%	782

Gross Debt	R$ million	9,898	10,768	11,031	-8%	-10%	9,898
Cash(4)	R$ million	2,382	3,023	2,066	-21%	15%	2,382
Net Debt	R$ million	7,516	7,745	8,965	-3%	-16%	7,516
Net Debt/EBITDA LTM	x	3.1	3.4	5.2	-0.3	-2.1	3.1
Net Debt/EBITDA LTM (US$)(5)	x	3.1	3.3	4.8	-0.2	-1.7	3.1

(1)   Adjusted by non-recurring and non-cash items | (2) Includes results from financial investments, monetary and exchange variation, mark-to-market of hedging and interest

(3)   Does not include the sale of assets and the equity acquisition of Ensyn | (4) Includes the hedge fair value | (5) For covenants purposes

1Q13 Highlights

•             Gross debt of R$9,898 million, down 8% and 10% quarter-on-quarter and year-on-year, respectively, and the lowest in Fibria’s history.

•             Net Debt/EBITDA ratio of 3.1x, compared to 3.4x as of Dec/12 and 5.2x as of Mar/12.

•             Fibria’s pulp production reached 1.3 million tons, down 8% and 5% compared to 4Q12 and 1Q12, respectively, due to the scheduled maintenance downtimes at the Aracruz C Mill and Veracel units. LTM production reached 5.231 million tons.

•             Pulp sales totaled 1.2 million tons, down 21% over 4Q12 due to seasonality of that quarter, and down 10% over the 1Q12. LTM sales reached 5.230 million tons, equivalent to 100% of production in the period.

•             Cash cost was at R$507/t, up 14% and 11% over 4Q12 and 1Q12, respectively, largely due to the effect of scheduled maintenance downtimes. Excluding these effects, cash cost was R$463/t, up 4% over 4Q12 and 1Q12 and below LTM inflation (6.6%).

•             EBITDA of R$565 million, increasing 50% over 1Q12 due to the increased pulp price in reais.  In relation to 4Q12, the 25% decline was explained by a lower sales volume. LTM EBITDA totaled R$2.440 billion.

•            EBITDA Margin of 39%, up 9 p.p. over 1Q12 but down 2 p.p. over 4Q12.

•             EBITDA/t of R$476/t (US$238/t), increasing 66% over 1Q12 but down 5% over 4Q12.

•             Net income of R$24 million, compared to R$48 million in 4Q12 and loss of R$10 million in 1Q12.

•             Free cash flow of R$167 million in 1Q13 and R$782 million in the last 12 months.

•             S&P upgraded Fibria’s rating to “BB+/Stable” and Fitch upgraded the outlook from “BB+/Stable” to “BB+/Positive”.

•             Two price increases in January and March raised the European list price to US$820/t, compared to US$780/t in December of 2012.

•             Fibria released its 2012 Sustainability Report rated A+ under GRI guidelines.

Subsequent Events

•             Annual and Extraordinary General Meeting to be held on April 26.

•             US$30/t increase in pulp list prices for all regions, effective as of May 1.

Market Value – March 31, 2013: R$13.5 billion | US$6.7 billion FIBR3: R$24.40 FBR: US$12.07 Outstanding Shares: 553,934,646 common shares	Conference Call: April 23, 2013 Conference call and Webcast in Portuguese (with simultaneous translation into English) Tel: +55 11 4688-6361 | +1 786 924-6977 Webcast: www.fibria.com.br/ri	Investor Relations Guilherme Cavalcanti André Gonçalves Fernanda Naveiro Roberto Costa Isabela Cerbasi ir@fibria.com.br | +55 (11) 2138-4565

Contents

Executive Summary	4

Pulp Market	5

Production and Sales	6

Results Analysis	7

Financial Result	10

Net Income	11

Debt	12

CAPEX	14

Free Cash Flow	14

Capital Markets	15

Subsequent Events	16

Appendix I — Revenues x Volume X Price*	17

Appendix II — Income Statement	18

Appendix III — Balance Sheet	19

Appendix IV — Cash Flow	20

Appendix V — EBITDA and adjusted EBITDA (CVM Instruction n° 527/2012)	21

Appendix VI — Economic and Operating Information	22

Executive Summary

In 1Q13, Fibria remained focused on its strategy of debt reduction and free cash flow, achieving positive results. The pulp industry, on the other hand, reversed market expectations, with continuous price increases despite the operational startup of new projects. This demonstrates that new capacities are not a factor driving pulp prices deterioration. For its part, the dollar remained appreciated, helping increase the competitiveness of export-oriented companies with positive impacts on Fibria as well, which we will discuss in the next paragraphs.

Pulp production reached 1,263 thousand tons in 1Q13, down 8% and 5% over 4Q12 and 1Q12, respectively. This result was mainly impacted by scheduled maintenance downtimes during the quarter at the Aracruz C Mill and Veracel, both according to the Company’s annual maintenance schedule and successfully completed. Production for the quarter was also influenced by the lesser number of production days (Feb/13: 28 days).

The sales volume reached 1,186 thousand t, down 21% and 10% over 4Q12 and 1Q12, respectively. This decrease was mainly due to lower pulp availability as a result of scheduled downtimes. The decline in sales as compared to 4Q12 was also explained by the seasonality characteristic of the last quarter of the year. In the last twelve months, the Company sold 5,230 thousand t, representing 100% of its production in the period.

The cash cost of production was R$507/t, 14% and 11% higher than in 4Q12 and 1Q12, respectively, primarily due to scheduled maintenance downtimes at the Aracruz C Mill and Veracel units, the former of which occurred in the second quarter in 2012. Excluding the effects of the downtimes, cash cost was R$463/t, increasing 4% quarter-on-quarter and year-on-year and below LTM inflation of 6.6% (IPCA), in line with the Company’s goal to keep costs and expenses increase below inflation. For more information, see page 8.

In 1Q13, adjusted EBITDA totaled R$565 million with margin at 39%. As compared to 4Q12, the 25% decline was chiefly explained by the reduced sales volume and lower average net price in reais as a result of the 3% decline in the average exchange rate. However, the 50% rise in EBITDA and 9 p.p. expansion in margin as compared to the same period of the previous year was driven by the 26% higher average net pulp price in reais, in turn the result of the 11% higher net pulp price in dollars, together with the dollar’s 13% average appreciation against the real.  LTM EBITDA totaled R$2,440 million, up 8% over the 2012 EBITDA of R$2,253 million, while margin was at 38%.

The financial result was negative R$66 million in 1Q13 against negative R$260 million in 4Q12. The better result in 1Q13 was mainly explained by the impacts of foreign exchange variation on dollar-denominated debt with the 1.5% depreciation of the closing dollar, in addition to the positive result of marked-to-market hedge instruments in the amount of R$51 million. In 1Q12, the financial result was positive R$192 million due to the greater impact of foreign exchange variation on debt in that quarter at R$270 million resulting from the dollar’s 3% depreciation against the real that affected a higher debt balance. It should be noted that financial expenses fell 7% and 9% quarter-on-quarter and year-on-year, respectively, demonstrating the Company’s efforts to reduce expenses with servicing the debt.

As a result of these factors, Fibria recorded net income of R$24 million in 1Q13, compared to net income of R$48 million in 4Q12 and a loss of R$10 million in 1Q12.

Using the proceeds from the first payment from the Losango sale in the amount of R$470 million, received in December of 2012, and as part of Fibria’s deleveraging strategy, the Company reduced its gross debt by 10% as compared to the same period of the previous year to R$9,898 million — the lowest in Fibria’s history. The cash balance at the close of 1Q13 was

R$2,382 million, representing 2.9x short term debt. Net debt totaled R$7,516 million, down 3% and 16% over 4Q12 and 1Q12, respectively. Considering LTM EBITDA of R$2,440 million, the Company’s leverage fell from 3.4x at the end of 2012 to 3.1x in March of 2013. Fibria will continue to seek opportunities to reduce leverage as established in its Indebtedness and Liquidity Policy as part of its focus on recovering the investment grade.

Pulp Market

The global pulp market remained strong in 1Q13, supporting two price increases announced for January and March. Although consolidated statistics for the quarter have not yet been published, preliminary information indicates that demand for market pulp increased gradually in the period, driven by strong demand from China after the Chinese New Year holiday.

According to the Pulp and Paper Products Council (PPPC), there was a 1.1% increase in world pulp sales between January and February. Year-on-year, however, sales fell 2.2% in the first two months, chiefly the result of pulp unavailability, hindering the realization of higher volumes in the quarter. In addition to below-normal levels of producers’ inventories in early 2013 as a result of strong demand at the end of last year, a new maintenance downtime schedule reduced pulp production in the first months of the year, limiting the amount of pulp available for sale. In Brazil alone, about 100 thousand tons were taken off the market in 1Q13.

The maintenance downtimes will continue to play an important role in controlling volumes available on the market in the coming months. Nonetheless, the list of factors that will keep market fundamentals favorable, especially with regards to hardwood, is not limited to producers’ inventory control.

•                  Despite rising volumes available on the market deriving from new capacities, pulp supply will remain restricted due to: capacity conversion to dissolving pulp, integration of market pulp production to paper machines and market pulp mill closures.

•                  In 2013, an estimated 900 thousand tons of hardwood pulp are expected to be taken off the market, with the closure of Jari Celulose in Brazil, the conversion of the SAPPI Cloquet mill in the United States and the recently announced divestment in the Sodra factory located in Tofte, Norway. Historically, the introduction of new capacities to the market is accompanied by closures of existing capacities, allowing for a long-term balance between market supply and demand.

Hardwood capacity closures (‘000 t) vs.  BHKP FOEX Europe Price (US$/t)

Source: PPPC, FOEX and Fibria

•                  Possible delays in projects expected to startup in South America later this year, should have limited impacts on hardwood pulp supply levels toward the end of 2013.

•                  In China alone, about 2.5 million tons of new capacity for tissue and Printing and Writing papers came on-stream throughout 2012 and is gradually generating additional demand for market pulp in 2013. We expect more than 1.1 million tons of paper to be added to the Chinese market this year.

The combination of these factors supports the expectation of a positive supply and demand relationship that, over the coming months, will provide a more stable business environment than previously anticipated.

Production and Sales

Production (‘000 t)	1Q13	4Q12	1Q12	1Q13 vs 4Q12	1Q13 vs 1Q12	Last 12 months
Pulp	1,263	1,370	1,332	-8%	-5%	5,231
Sales Volume (‘000 t)
Domestic Market Pulp	118	141	130	-16%	-9%	519
Export Market Pulp	1,068	1,369	1,183	-22%	-10%	4,711
Total sales	1,186	1,510	1,313	-21%	-10%	5,230

In 1Q13, Fibria scheduled maintenance downtimes at the Aracruz C Mill and Veracel units. Both occurred according to the Company’s annual plan and budget and have been successfully completed. Pulp production reached 1,263 thousand tons in 1Q13, down 8% and 5% over 4Q12 and 1Q12, respectively. This decrease was explained by (i) the maintenance downtimes (Aracruz Unit’s C Mill in 2012 was performed in 2Q12); (ii) the lesser days of production in 1Q13 (1Q13: 90 days | 4Q12: 92 dyas | 1Q12: 91 days) and (iii) in a lesser extent due to non-recurring occurrences during the 1Q13. Pulp inventories totaled 764 thousand t (51 days), growing 11% over 4Q12’s 690 thousand t (46 days) but below 1Q12 inventories of 766 thousand t (52 days).

The calendar below shows the scheduled maintenance downtimes for Fibria’s units in 2013. The downtime at Três Lagoas Unit was anticipated and will occur entirely in 2Q13. Therefore, 3Q13 will only be impacted by the downtime at Jacareí Unit.

Fibria’s Maintenance Downtimes Schedule - 2013

Mill	Jan	Feb	Mar	May	Jun	Jul	Aug
Aracruz “A”
Aracruz “B”
Aracruz “C”
Jacareí
Três Lagoas
Veracel

The sales volume reached 1,186 thousand tons, down 21% and 10% over 4Q12 and 1Q12, respectively. This decrease was mainly due to lower pulp availability as a result of scheduled downtimes. The decline in sales as compared to 4Q12 was also explained by the seasonality characteristic of the last quarter of the year. In the last twelve months, Fibria sold

5,230 thousand t, representing 100% of its production in the period. Sales to Europe accounted for 42% of total sales, followed by North America at 22%, Asia at 26% and Latin America at 10%.

Results Analysis

Net Revenues (R$ million)	1Q13	4Q12	1Q12	1Q13 vs 4Q12	1Q13 vs 1Q12	Last 12 months
Domestic Market Pulp	124	147	106	-16%	17%	526
Export Market Pulp	1,308	1,688	1,153	-22%	13%	5,753
Total Pulp	1,432	1,835	1,259	-22%	14%	6,279
Portocel	18	18	15	-2%	15%	70
Total	1,449	1,853	1,274	-22%	14%	6,350

Net revenues from pulp totaled R$1,432 million in 1Q13, down 22% over 4Q12, mainly due to the 21% decline in the sales volume (21%) as the average net price in reais remained stable because the 2% rise in the price in dollars was offset by the average dollar’s 3% depreciation. In relation to 1Q12, the 14% increase in revenues from pulp was driven by the 26% rise in the average net price in reais, itself derived from the 11% increase in the net pulp price in dollars and the average dollar’s 13% appreciation in the period, offsetting the lower sales volume. LTM total revenues summed R$6,350 million, up 3% over 2012 revenues.

The cost of goods sold (COGS) totaled R$1,192 million, down 19% and 3% over 4Q12 and 1Q12, respectively. This result was explained by the 21% and 10% quarter-on-quarter and year-on-year declines in the sales volume, respectively.

The cash cost of pulp production in 1Q13 was R$507/t, up 14% as compared to 4Q12, mainly due to the scheduled maintenance downtimes at Aracruz C Mill and Veracel units. Also contributing to this result was the higher cost of wood (increased third-party wood and higher logistics costs). The 11% rise over 1Q12 was due to (i) downtime at the Aracruz Unit’s C Mill, performed in the second quarter in 2012; (ii) higher input price (chemicals and energy) and (iii) the impact of the average dollar’s appreciation of 13% on items with dollar exposure. In both periods, these impacts were partially offset by payroll tax cuts for the industry as announced in 2012, effective for 2013 and 2014. Excluding the effects of scheduled maintenance downtimes, cash cost was at R$463/t, up 4% over 4Q12 and 1Q12. It should be noted that LTM inflation was 6.6% (IPCA) while the dollar rose 13% against the real. Fibria is committed to keep the increase of costs and expenses below inflation. The table below shows the evolution of the cash cost of production and the explanations for the main variations in the quarter and year:

Pulp Cash Cost 4Q12	R$/t 446
Maintenance downtimes	45
Wood (higher third party wood and higher logistics cost)	15
Higher input consumption (wood and energy)	10
Volume	4
Lower fixed costs (payroll benefits in 1Q13)	(7)
Exchange rate	(2)
Others	(4)
1Q13	507

Pulp Cash Cost 1Q12	R$/t 455
Maintenance downtimes	33
Higher expenses with chemicals and energy (price)	10
Exchange rate	9
Wood (higher logistics cost)	8
Higher utilities results (power sale)	(11)
Lower fixed costs (payroll benefits in 1Q13)	(7)
Higher fixed cost (annual labor agreement)	6
Others	4
1Q13	507

Sales expenses totaled R$71 million in 1Q13, declining 2% over 4Q12. Despite the lower sales volume, this was partially offset by higher expenses with domestic and foreign terminals. Year-on-year, the 1% increase was explained by the average dollar’s appreciation against the real of 13%, as well as greater expenses with terminals.

Administrative expenses totaled R$66 million, falling 15% quarter-on-quarter, driven by payroll tax cuts announced in 2012 by the Brazilian government and effective for 2013 and 2014, in addition to lower expenditures with third parties services and consulting. The 6% increase over 1Q12 was due to rising expenses with advisory services and a collective pay raise that offset the positive effect of the payroll tax cuts.

Other operating revenues (expenses) totaled an expense of R$2 million in 1Q13, as compared to a revenue of R$137 million in 4Q12.  This quarter-on-quarter improvement was largely due to the bonus IPI tax credit in the amount of R$93 million and the fair value of biological assets in the amount of R$32 million, both recorded in the previous quarter. The improvement as compared to the R$13 million expense in 1Q12 is the result of the write-off of fixed assets.

Adjusted EBITDA totaled R$565 million in 1Q13 with margin at 39%. EBITDA fell 25% compared to 4Q12, primarily due to the 21% decline in pulp sales and lower average net price in reais as a result of the 3% decline in the average exchange rate. Year-on-year, EBITDA was up 50% with EBITDA margin expanding 9 p.p. This result was due to 26% higher average net pulp price in reais driven by the 11% LTM rise in the net pulp price in dollars, coupled with the 13% average appreciation of the dollar against the real, offsetting the 10% decline in the sales volume. The graph below shows the main variations in the quarter:

Financial Result

(R$ million)	1Q13	4Q12	1Q12	1Q13 vs 4Q12	1Q13 vs 1Q12
Financial Income (including hedge result)	84	(4)	150	—	-44%
Interest on financial investments	33	28	43	18%	-23%
Hedging(1)	51	(32)	107	—	-52%
Financial Expenses	(154)	(165)	(170)	-7%	-9%
Interest - loans and financing (local currency)	(45)	(48)	(50)	-6%	-10%
Interest - loans and financing (foreign currency)	(109)	(117)	(120)	-7%	-9%
Monetary and Exchange Variations	86	(58)	238	—	-64%
Foreign Exchange Variations - Debt	125	(52)	270	—	-54%
Foreign Exchange Variations - Other	(39)	(6)	(32)	—	—
Other Financial Income / Expenses(2)	(82)	(33)	(26)	148%	215%
Net Financial Result	(66)	(260)	192	—	—

(1)Change in the marked to market (1Q13: -R$210 million | 4Q12: -R$273 million) added to received and paid adjustments.

(2)Includes financial charges from early settlement of debt.

Financial revenue from interest on marketable securities was R$33 million, up 18% over 4Q12, mainly due to (i) returns on the cash proceeds from the Losango sale in the amount of R$470 million (received on December 28, 2012); and (ii) increased returns on investments in foreign currency in the 1Q13 . The 23% year-on-year reduction was primarily explained by lower returns as a result of the falling CDI rate (1Q13: 6.96% p.a. | 1Q12: 11.19% p.a.) and the 19% reduction in the cash balance invested in domestic currency. Hedge operations brought income of R$51 million, with R$63 million from the positive variation in the fair value of derivatives and R$12 million negative cash effect.

Financial expenses with servicing the debt totaled R$154 million in 1Q13, down 7% over 4Q12 mainly as a result of (i) the reduction in the principal amount of gross debt resulting from amortizations and early settlement during the period; and (ii) the 3% depreciation of the average dollar (from R$2.0569 in 4Q12 to R$1.9966). The 9% or R$16 million year-on-year decrease was chiefly due to the R$1.1 billion reduction in dollar-denominated debt in the period.

Foreign exchange variations on dollar-denominated debt, which accounted for 92% of gross debt, brought revenue of R$125 million, compared to an expense of R$52 million in 4Q12. This improvement was explained by the 1.5% depreciation of the closing dollar (R$2.0138) against the real in the period, compared to the dollar’s 0.6% appreciation in the previous quarter. The decline in revenue as compared to the same period of the previous year is the result of greater depreciation of the dollar against the real in the period (3%) that was applicable over a higher debt balance resulting in revenue of R$270 million in 1Q12.

Other financial revenue (expense) totaled an R$82 million expense, up R$49 million quarter-on-quarter, primarily due to financial and accounting effects incurred in the early settlement of debt in the period. The same factor explains the year-on-year variation.

On March 31, 2013 the marked-to-market financial derivatives position was negative at R$210 million, as opposed to negative R$273 million on December 31, 2012, for a positive variation of R$63 million. This improved fair value result was primarily explained by (i) the fall of the closing dollar on March 31, 2013 (R$2.0138) as compared to December 31, 2012 (R$2.0435), which generated a positive effect on the liability legs of the Swaps, as well as NDF and dollar option (zero cost collar) positions; and (ii) the positive result of the “Real CDI” to “Fixed Dollar” swap as a result of the higher CDI forward curve. The cash impact of operations that matured in the period was negative R$12 million. Thus, the net impact on financial income was positive at R$51 million. The table below shows the hedge positions at the end of March:

		Notional				Fair Value
Swaps	Maturity	mar/13		dec/12		mar/13		dec/12
Receive
US Dollar Libor (2)	jul/14		$533		$564	R$	1,074	R$	1,153
Brazilian Real CDI (3)	sep/18	R$	546	R$	551	R$	706	R$	706
Brazilian Real TJLP (4)	jun/17	R$	539	R$	570	R$	529	R$	572
Brazilian Fixed (5)	dec/17	R$	172	R$	183	R$	159	R$	171

Receive Total (a)						R$	2,468	R$	2,603

Pay
US Dollar Fixed (2)	jul/14		$533		$564	R$	(1,078)	R$	(1,162)
US Dollar Fixed (3)	sep/18		$303		$306	R$	(760)	R$	(785)
US Dollar Fixed (4)	jun/17		$331		$350	R$	(671)	R$	(720)
US Dollar Fixed (5)	dec/17		$92		$98	R$	(172)	R$	(184)

Pay Total (b)						R$	(2,680)	R$	(2,851)
Net (a+b)						R$	(212)	R$	(248)

Forward Contract
Short USD Position
NDF (Dólar)	up to 12M		$20		$170	R$	(1)	R$	(26)

Forward Total (c)						R$	(1)	R$	(26)

Option
US Dollar Option	oct/12		$785		$410	R$	4	R$	1

Option Total (d)						R$	4	R$	1

Net (a+b+c+d)						R$	(210)	R$	(273)

According to the parameters established in the Market Risk Management Policy, available on the Investor Relations website, and in line with the FX hedge strategy disclosed in previous quarters, the notional value of NDFs was reduced, offset by the increased notional value of dollar options. Dollar options have become more attractive than NDFs from a cost standpoint, especially with the dollar’s reduced volatility, at the same time that they minimize negative impacts should the real fall sharply. The debt hedge derivative instruments used by the Company seek to transform debt in other currencies to debt in dollars, or floating-rate debt into pre-fixed debt. Thus, all asset legs are matched with the flows of the respective hedged debts. All financial instruments were contracted in accordance with the parameters in the Market Risk Management Policy and are conventional without leverage or stipulations for margin calls, duly registered with the Securities Clearinghouse (CETIP), and cash adjustments are only recognized upon the contract’s maturity and amortizations.

Net Income

In 1Q13, the Company recorded net income of R$24 million, against net income of R$48 million in 4Q12. The 51% decline is chiefly the result of: (i) operating income in 1Q13 below 4Q12, mainly due to lower the sales volume; and (ii) receipt of the bonus IPI tax credit-in the amount of R$93 million in 4Q12, positively impacting income in that period. These two effects fully offset the better financial result in 1Q13 of negative R$66 million, compared to negative R$260 million in 4Q12. The superior 1Q13 as compared to the R$10 million loss in 1Q12 was explained by: (i) better operating result in 1Q13 with the 26% increase in the pulp price in reais; (ii) partially offset by the lower financial result in 1Q13 of negative R$66 million when compared to positive financial result of R$192 million in 1Q12.

Debt

	Unit	Mar/13	Dec/12	Mar/12	Mar/13 vs Dec/12	Mar/13 vs Mar/12
Gross Debt	R$ million	9,898	10,768	11,031	-8%	-10%
Gross Debt in R$	R$ million	792	796	816	-1%	-3%
Gross Debt in US$(1)	R$ million	9,106	9,972	10,215	-9%	-11%
Average maturity	months	62	63	71	-1	-9
Short-term debt	%	8%	11%	10%	-3 p.p.	-2 p.p.
Cash in R$	R$ million	1,196	1,927	1,529	-38%	-22%
Cash in US$	R$ million	1,396	1,369	537	2%	160%
Fair value of derivative instruments	R$ million	(210)	(273)	(115)	-23%	83%
Cash(2)	R$ million	2,382	3,023	2,066	-21%	15%
Net Debt	R$ million	7,516	7,745	8,965	-3%	-16%
Net Debt/EBITDA (in R$)	x	3.1	3.4	5.2	-0.3	-2.1
Net Debt/EBITDA (in US$)(3)	x	3.1	3.3	4.8	-0.2	-1.7

(1) Includes BRL to USD swap contracts

(2) Includes the fair value of derivative instruments

(3) For covenant purposes

Using funds received from the Losango sale received in December of 2012 and in line with its strategy of reducing debt, in 1Q13 the Company reduced gross debt to R$9,898 million, down 8% and 10% over 4Q12 and 1Q12, respectively. The graph below shows the gross debt-related transactions in the quarter:

Of the total gross debt, 92% was indexed to foreign currency. The average cost of bank debt in domestic currency in 1Q13 was 7.7% p.a., compared to 8.3% p.a. in 4Q12 and 9.0% p.a. in 1Q12, and the cost in dollars was 5.2% p.a., versus 5.2% in 4Q12 and 5.5% in 1Q12. The graphs below show Fibria’s debt by instrument, index and currency (including debt swaps):

The average maturity of total debt was 62 months as of Mar/13, compared to 63 months as of Dec/12 and 71 months as of Mar/12. The 9 month year-on-year reduction in the average maturity is primarily the result of the early settlement of debts with longer maturity and higher costs. The graph below shows the amortization schedule of Fibria’s total debt:

Fibria’s cash position on March 31 was R$2,382 million, including the negative R$210 million mark-to-market of hedge instruments. Of this total, 46% was invested in domestic currency in fixed-income public bonds and the remainder, in short- and medium-term investments abroad. The Company’s cash position was 2.9x short term debt (principal and interest), reinforcing its capacity to fulfill its obligations for the next 12 months. Net debt on March 31 was R$7,516 million, the lowest in Fibria’s history. The graph below shows the evolution of the net debt/EBITDA indicator:

CAPEX

(R$ million)	1Q13	4Q12	1Q12	1Q13 vs 4Q12	1Q13 vs 1Q12	Last 12 months
Industrial Expansion	—	1	2	—	—	2
Forest Expansion	24	16	20	52%	21%	71
Subtotal Expansion	24	17	22	43%	11%	73
Safety/Environment	3	9	12	-64%	-73%	39
Forestry Renewal	153	159	135	-4%	13%	672
Advance for wood purchase (partnership program)	8	10	27	-23%	-72%	58
Maintenance, IT, R&D, Modernization	46	55	38	-17%	20%	173
Subtotal Maintenance	210	233	212	-10%	-1%	941
50% Veracel	14	17	14	-15%	3%	65
Total Capex	249	267	248	-7%	0%	1,079

Capital expenditures (Capex) in the quarter totaled R$249 million. Capex fell R$18 million or 7% quarter-on-quarter driven by lower maintenance costs. Year-on-year, Capex was stable. It should be noted that LTM Capex totaled R$1,079 million and the 2013 approved Capex of R$1,244 million is maintained.

Free Cash Flow

(R$ million)	1Q13	4Q12	1Q12	Last 12 months
Adjusted EBITDA	565	753	377	2,440
(-) Capex including advance for wood puchase	(249)	(267)	(248)	(1,078)
(-) Interest (paid)/received	(80)	(158)	(76)	(524)
(-) Income tax	(4)	(11)	(2)	(17)
(+/-) Working Capital	(60)	115	171	5
(+/-) Others	(5)	(33)	(2)	(43)
Free Cash Flow(1)	167	399	221	782

(1) Does not include the sale of assets and the equity acquisition of Ensyn

In 1Q13, Fibria’s working capital was negative R$60 million, compared to positive R$115 million in 4Q12. This reduction was mainly due to the recomposition of pulp inventories in 1Q13 as a result of record sales in 4Q12. Compared to 1Q12’s positive working capital of R$171 million, the reduction is chiefly due to the increase in receivable discount operations in that quarter that proved to be adequate in terms of costs for the Company. Some of the programs through December 2012 will be renewed and recurring from 2Q13 on.

The working capital line explains the main variations in Fibria’s free cash flow (FCF) compared to both periods analyzed. In 1Q13, FCF was R$167 million. As compared to the R$399 million in 4Q12, the reduction was explained by: (i) lower EBITDA and higher investment in working capital, offsetting (ii) the reduced interest payments due this quarter. The year-on-year decline was also due to the variation in working capital that offset the higher EBITDA. LTM free cash flow totaled R$782 million.

Capital Markets

Equity

The average daily trading volume of Fibria’s shares was approximately 2.8 million, down 20% over 4Q12. The average daily financial volume in 1Q13 was US$32.3 million, 5% higher than in 4Q12, with US$17 million traded on the BM&FBovespa and US$15.1 million on the NYSE.

Fixed Income

Yield	Unit	Mar/13	Dec/12	Mar/12	Mar/13 vs Dec/12	Mar/13 vs Mar/12
Fibria 2019%		6.7	6.9	7.6	-0.2 p.p.	-1.0 p.p.
Fibria 2020%		5.4	5.6	6.5	-0.2 p.p.	-1.1 p.p.
Fibria 2021%		5.0	5.1	6.4	-0.1 p.p.	-1.4 p.p.
Treasury 10 Years	%	1.8	1.8	2.2	0.2 p.p.	-0.2 p.p.

Price	Unit	Mar/13	Dec/12	Mar/12	Mar/13 vs Dec/12	Mar/13 vs Mar/12
Fibria 2019	USD/k	113.6	112.6	109.1	1%	3%
Fibria 2020	USD/k	112.3	111.3	106.3	1%	5%
Fibria 2021	USD/k	111.5	110.8	102.6	1%	8%

S&P and Fitch ratings upgrade

Risk ratings agency Standard & Poor’s (S&P) upgraded Fibria from “BB/Positive” to “BB+” with a stable outlook. According to S&P, the upgrade reflects the agency’s expectations regarding the Company’s continued debt reduction via free cash flow, excess liquidity or proceeds from non-strategic asset sales. With the upgrade to “BB+/Stable”, Fibria is just one notch below investment grade with S&P. Fitch Ratings upgraded its outlook from “BB+/Stable” to “BB+/Positive”.

Arrival of second ship from partner STX-PO

In February, Fibria received the second of 20 ships under the logistics partnership with STX Pan Ocean. The STX Brassiana left Portocel in Aracruz, Espírito Santo State with a record shipment of approximately 54 thousand tons for Taiwan and China. By the end of 2013, Fibria will have 8 dedicated ships. The remaining 12 ships provided for in the STX-PO contract will be operational until August 2015.

Subsequent Events

Annual and Extraordinary General Meeting (A/EGM)

On April 26, Fibria will hold its A/EGM at its headquarters on Alameda Santos, 1357, 6º andar – São Paulo. Fibria published its General Meeting Participation manual to facilitate understanding and access to information on the matters to be discussed at the General Meeting. The Call Notice, Management Proposal and Participation Manual are available on Fibria’s investor relations website (www.fibria.com.br/ri).

Among the matters on the agenda for resolution by the General Meeting is the amendment of the Company’s Bylaws to create a Statutory Audit Committee (SAC). The SAC is an advisory body that answers directly to the Board of Directors to oversee the quality and integrity of financial reports, compliance with legal, statutory and regulatory requirements, appropriateness of risk management processes and the activities of internal and independent auditors. The creation of this committee will strengthen the Company’s governance, transparency and risk monitoring.

Fibria released its 2012 Sustainability Report rated A+ under GRI guidelines

In March, Fibria launched its 2012 GRI Report according to Global Reporting Initiative (GRI), guidelines for Sustainability Reports. With the work of more than 200 professionals across various divisions, the GRI Report presents the company’s governance, economic and social and environmental responsibility performance.

Appendix I – Revenues x Volume X Price*

	Sales (Tons)		Net Revenue (R$ 000)		Price (R$/Ton)		1Q13 vs 4Q12 (%)
1Q13 vs 4Q12	1Q13	4Q12	1Q13	4Q12	1Q13	4Q12	Tons	Revenue	Avge Price
Pulp
Domestic Sales	118,282	140,558	123,596	147,126	1,045	1,047	(15.8)	(16.0)	(0.2)
Foreign Sales	1,068,108	1,369,481	1,308,119	1,687,576	1,225	1,232	(22.0)	(22.5)	(0.6)
Total	1,186,389	1,510,039	1,431,715	1,834,702	1,207	1,215	(21.4)	(22.0)	(0.7)

	Sales (Tons)		Net Revenue (R$ 000)		Price (R$/Ton)		1Q13 vs 1Q12 (%)
1Q13 vs 1Q12	1Q13	1Q12	1Q13	1Q12	1Q13	1Q12	Tons	Revenue	Avge Price
Pulp
Domestic Sales	118,282	130,095	123,596	105,865	1,045	814	(9.1)	16.7	28.4
Foreign Sales	1,068,108	1,183,035	1,308,119	1,152,744	1,225	974	(9.7)	13.5	25.7
Total	1,186,389	1,313,130	1,431,715	1,258,609	1,207	958	(9.7)	13.8	25.9

*Does not include Portocel.

Appendix II – Income Statement

INCOME STATEMENT - CONSOLIDATED (R$ million)

	1Q13		4Q12		1Q12		1Q13 vs 4Q12	1Q13 vs 1Q12
	R$	AV%	R$	AV%	R$	AV%	(%)	(%)
Net Revenue	1,449	100%	1,853	100%	1,274	100%	-22%	14%
Domestic Sales	141	10%	166	9%	121	9%	-15%	17%
Foreign Sales	1,308	90%	1,688	91%	1,153	91%	-22%	13%
Cost of sales	(1,192)	-82%	(1,479)	-80%	(1,230)	-97%	-19%	-3%
Cost related to production	(1,027)	-71%	(1,274)	-69%	(1,070)	-84%	-19%	-4%
Freight	(166)	-11%	(205)	-11%	(160)	-14%	-19%	3%
Operating Profit	257	18%	374	20%	44	3%	-31%	486%
Selling and marketing	(71)	-5%	(73)	-4%	(70)	-6%	-2%	1%
General and administrative	(66)	-5%	(78)	-4%	(62)	-5%	-15%	6%
Financial Result	(66)	-5%	(260)	-14%	192	15%	-75%	-134%
Other operating (expenses) income	(2)	0%	137	7%	(13)	-1%	-102%	-83%
Operating Income	52	4%	100	5%	90	7%	-48%	-42%
Current Income taxes expenses	(11)	-1%	(28)	-1%	(3)	0%	-60%	268%
Deffered Income taxes expenses	(17)	-1%	(24)	-1%	(97)	-8%	-28%	-82%
Net Income (Loss)	24	2%	48	3%	(10)	-1%	-51%	-350%
Net Income (Loss) attributable to controlling equity interest	22	2%	47	3%	(11)	-1%	-53%	—
Net Income (Loss) attributable to non-controlling equity interes	2	0%	2	0%	1	0%	27%	100%
Depreciation, amortization and depletion	432	30%	509	27%	458	36%	-15%	-6%
EBITDA	550	38%	870	47%	356	28%	-37%	55%
Equity	—	0%	(0)	-2%	(0)	0%	—	—
Fair Value of Biological Assets	—	0%	(32)	-2%	—	0%	—	—
Fixed Assets disposals	(8)	-1%	(18)	-1%	3	0%	—	—
Accruals for losses on ICMS credits	23	2%	27	1%	18	1%	-15%	26%
Tax Incentive denominated “Crédito Prêmio de IPI”	—	0%	(93)	-5%	—	0%	—	—
Adjusted EBITDA	565	39%	753	41%	377	30%	-25%	50%

Appendix III – Balance Sheet

BALANCE SHEET (R$ million)

ASSETS	Mar/13	Dec/12	Mar/12
CURRENT	5,418	6,246	5,294
Cash and cash equivalents	859	944	622
Securities	1,732	2,352	1,559
Derivative instruments	22	18	17
Trade accounts receivable, net	583	755	609
Inventories	1,296	1,183	1,217
Recoverable taxes	200	209	361
Assets avaiable for sale	590	590	825
Others	136	195	84
NON CURRENT	2,588	2,640	2,045
Derivative instruments	31	26	38
Deferred income taxes	827	880	345
Recoverable taxes	680	658	644
Fostered advance	719	740	767
Others	330	336	250
Investments	41	41	—
Property, plant & equipment , net	11,007	11,175	11,641
Biological assets	3,307	3,326	3,085
Intangible assets	4,697	4,717	4,788
TOTAL ASSETS	27,057	28,145	26,853

LIABILITIES	Mar/13	Dec/12	Mar/12
CURRENT	1,987	2,475	1,768
Short-term debt	819	1,138	1,057
Derivative Instruments	32	54	90
Trade Accounts Payable	412	436	349
Payroll and related charges	86	129	93
Tax Liability	38	41	33
Dividends and Interest attributable to capital payable	2	2	2
Liabilities related to the assets held for sale	470	470	—
Others	129	205	145
NON CURRENT	9,876	10,499	10,589
Long-term debt	9,079	9,630	9,975
Accrued liabilities for legal proceedings	110	105	79
Deferred income taxes , net	200	228	188
Tax Liability	79	78	77
Derivative instruments	230	264	81
Others	178	195	189
SHAREHOLDERS’ EQUITY - Controlling interest	15,155	15,134	14,466
Issued Share Capital	9,729	9,729	8,379
Capital Reserve	3	3	3
Statutory Reserve	3,837	3,816	4,509
Equity valuation adjustment	1,597	1,597	1,585
Treasury stock	(10)	(10)	(10)
Non controlling interest	39	37	30
TOTAL SHAREHOLDERS’ EQUITY	15,194	15,171	14,496
TOTAL LIABILITIES	27,057	28,145	26,853

Appendix IV — Cash Flow

CASH FLOW STATEMENT (R$ million)

	1Q13	4Q12	1Q12

INCOME (LOSS) BEFORE TAXES ON INCOME	52	100	91
Adjusted by
(+) Depreciation, depletion and amortization	432	509	458
(+) Unrealized foreign exchange (gains) losses, net	(87)	58	(240)
(+) Change in fair value of derivative financial instruments	(51)	32	(107)
(+) Fair value of biological assets	—	(32)	—
(+) (Gain)/loss on disposal of property, plant and equipment	(8)	(63)	3
(+) Interest and gain and losses in marketable securities	(27)	(25)	(41)
(+) Interest expense	154	165	169
(+) Financial charges of Eurobons “Fibria 2020” partial repurchase transaction	63	—	—
(+) Impairment of recoverable ICMS	23	27	18
(+) Provisions and other	8	(52)	24
Decrease (increase) in assets
Trade accounts receivable	163	8	309
Inventories	(80)	110	(33)
Recoverable taxes	(31)	(24)	(40)
Other assets/advances to suppliers	(20)	(24)	18
Increase (decrease) in liabilities
Trade payable	(20)	40	(26)
Taxes payable	(3)	(6)	(22)
Payroll, profit sharing and related charges	(43)	(3)	(41)
Other payable	(26)	15	4
Cash provided by operating activities
Interest received	56	21	37
Interest paid	(136)	(179)	(113)
Income taxes paid	(4)	(11)	(2)
NET CASH PROVIDED BY OPERATING ACTIVITIES	415	665	469
Cash flows from investing activities
Acquisition of property, plant and equipment and forest	(241)	(256)	(221)
Advance for wood acquisition from forestry partnership program	(8)	(10)	(27)
Marketable securities, net	580	(335)	123
Proceeds from sale of property, plant and equipment	22	254	4
Derivative transactions settled	(12)	(15)	8
Advance received related to assets held for sale	—	270	—
Installments paid for acquisition of Ensyn	—	(41)	—
Others	0	(1)	(3)
NET CASH USED IN INVESTING ACTIVITIES	341	(134)	(115)
Cash flows from financing activities
Borrowings	19	203	136
Repayments - principal amount	(808)	(437)	(243)
Premium paid in the Eurobonds “Fibria 2020” repurchase transaction	(42)	—	—
Other	(3)	4	3
NET CASH USED IN FINANCING ACTIVITIES	(835)	(230)	(103)
Effect of exchange rate changes on cash and cash equivalents	(6)	—	(11)
Net increase (decrease) in cash and cash equivalents	(85)	301	240
Cash and cash equivalents at beginning of year	(944)	643	382
Cash and cash equivalents at end of year	859	944	622

Appendix V — EBITDA and adjusted EBITDA (CVM Instruction n° 527/2012)

Adjusted EBITDA (R$ million)	1Q13	4Q12	1Q12
Income (loss) of the period	24	48	(10)
(+/-) Financial results, net	66	260	(192)
(+) Taxes on income	28	52	100
(+) Depreciation, amortization and depletion	432	509	458
EBITDA	550	870	356
(+) Impairment of recoverable ICMS	23	27	18
(+) Equity in loss of associate	—	(0)	(0)
(+/-) Non-recurring sale of property, plant and equipment	(8)	(18)	3
(+/-) Tax Incentive denominated “Crédito Prêmio de IPI”	—	(93)	—
(+/-) Fair Value of Biological Assets	—	(32)	—
EBITDA Ajustado	565	753	377

EBITDA is not a Brazilian or an international measure. It represents net income (loss) of the period before net finance income (expense), income taxes and depreciation, amortization and depletion. We present our Adjusted EBITDA according to CVM Instruction nº 527 of October 4, 2012, adjusted by the impairment of recoverable ICMS, equity in losses of associates and non-recurring sale of property, plant and equipment, in order to provide a better information about our ability to pay debt, carry out investments and meet our working capital needs. Both measures should not be considered as substitutes for net income before financial results, profit-sharing and income taxes or as better liquidity measures than the operational cash flow for the periods above.

Appendix VI — Economic and Operating Information

Exchange Rate (R$/US$)	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	1Q13 vs 4Q12	1Q13 vs 1Q12	4Q12 vs 3Q12	2Q12 vs 1Q12	1Q12 vs 4Q11
Closing	2.0138	2.0435	2.0306	2.0213	1.8221	1.8758	-1.5%	10.5%	0.6%	10.9%	-2.9%
Average	1.9966	2.0569	2.0288	1.9618	1.7672	1.7999	-2.9%	13.0%	1.4%	11.0%	-1.8%

Pulp sales distribution, by region	1Q13	4Q12	1Q12	1Q13 vs 4Q12	1Q13 vs 1Q12	Last 12 months
Europe	42%	36%	44%	6 p.p.	-2 p.p.	40%
North America	22%	30%	18%	-8 p.p.	4 p.p.	26%
Asia	26%	25%	28%	1 p.p.	-2 p.p.	24%
Brazil / Others	10%	9%	10%	1 p.p.	0 p.p.	10%

Pulp list price per region (US$/t)	Mar-13	Feb-13	Jan-13	Dec-12	Nov-12	Oct-12	Sep-12	Aug-12	Jul-12	Jun-12	May-12
North America	870	850	850	830	830	830	860	860	860	860	860
Europe	820	800	800	780	780	780	800	800	800	800	800
Asia	720	700	700	670	670	670	700	700	700	700	700

Financial Indicators	Mar/13	Dec/12	Mar/12
Net Debt / Adjusted EBITDA (LTM*)	3.1	3.4	5.2
Total Debt / Total Capital (gross debt + net equity)	0.4	0.4	0.4
Cash + EBITDA (LTM*) / Short-term Debt	5.9	4.5	3.6

*LTM: Last twelve months

Reconciliation - net income to cash earnings (R$ million)	1Q13	4Q12	1Q12
Net Income (Loss) before income taxes	52	100	91
(+) Depreciation, depletion and amortization	432	509	458
(+) Foreign exchange and unrealized (gains) losses, net	(87)	58	(240)
(+) Fair value of financial instruments	(51)	32	(107)
(+) Fair value of biological assets	—	(32)	—
(+) Gain (loss) on disposal of Property, Plant and Equipment	(8)	(63)	3
(+) Interest on Securities, net	(27)	(25)	(41)
(+) Interest on loan accrual	154	165	169
(+) Financial charges on 2020 senior notes tender offer	63	—	—
(+) Accruals for losses on ICMS credits	23	27	18
(+) Accrued liabilities for legal proceedings and others	8	(52)	24
Cash earnings (R$ million)	560	719	376
Outstanding shares (million)	554	554	468
Cash earnings per share (R$)	1.0	1.3	0.8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO